Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No.: 001-34036)

Marel hf.

Brian Deck
President & CEO
John Bean Technologies Corporation 70 West Madison Street Suite 4400 Chicago, IL 60602

Date:	April 5, 2024

To:	JBT Global Distribution

Re:	JBT/Marel

All,

I’m pleased to announce that JBT and Marel have achieved another milestone in our efforts to complete a merger. We have executed a definitive transaction agreement related to our previously announced intention to acquire the shares of Marel. The approval of the transaction agreement by the Board of Directors of both companies is the result of highly collaborative work between the JBT and Marel teams.

We remain very excited about the prospects of these two well-renown leaders in the food technology space coming together. With more robust production line offerings and combined commercial and technical resources, we feel that we will bring a stronger collective value proposition to our customers.

JBT and Marel are continuing to work expeditiously to finalize filings with the Securities and Exchange Commission (SEC) and the Icelandic Financial Supervisory Authority of the Central Bank of Iceland (FSA) necessary to initiate our offering to shareholders. As such, JBT currently expects to launch the offer in May. The transaction is expected to close by the end of 2024, subject to required regulatory and shareholder approvals.

I will serve as CEO of the combined company, while Arni Sigurdsson, the current CEO of Marel, will be President of the combined company reporting to me, as will Bob Petrie and Augusto Rizzolo. The remainder of the executive leadership positions will be a combination of talent from both companies and those reporting lines to Arni and me will be determined over the next few months.

As mentioned in my correspondence of January 19, the transaction agreement also includes a commitment to preserving Marel’s heritage. The combined company will be named JBT Marel Corporation, and its Board of Directors will consist of representatives from both JBT’s and Marel’s current Boards. We will maintain both the JBT and Marel brands in the commercial marketplace, along with both of our sub-brands.

I ask that you continue to limit your engagement with Marel employees to ordinary course arm’s length customer co-projects. Antitrust rules are quite strict in this regard. Any abnormal engagement or cooperation with Marel in anticipation of a future combination could jeopardize the opportunity. We remain competitors until the final completion of the transaction.

Given the attention this news may receive from our various stakeholders, I ask that you also please refrain from speculating inside or outside of the company. If you receive inquiries from Marel personnel about the transaction, we ask that you decline to engage in speculation about the future.

If you have any questions or concerns regarding any of these issues, please communicate with your local leadership or the JBT legal team. If you receive any questions about this from media, please refer them to either kedric.meredith@jbtc.com or marlee.spangler@jbtc.com.

I look forward to sharing updates with you as this merger advances. This is an exciting and transformative opportunity for JBT. As always, I sincerely appreciate your support and continued effort on behalf of JBT.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond John Bean Technologies Corporation’s (“JBT”) ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf. (“Marel”) and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the ability to successfully integrate the businesses of JBT and Marel; the possibility that shareholders of JBT may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described in JBT’s public filings made with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including those under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q. These risks, as well as other risks associated with the potential transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that JBT expects to file with the SEC and in an offering document and/or any prospectuses or supplements to be filed with the Financial Supervisory Authority of the Central Bank of Iceland or any other governmental and regulatory authorities in connection with the potential transaction. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

IMPORTANT NOTICES

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States.

NOTE TO U.S. SHAREHOLDERS

It is important that U.S. shareholders understand that the offer to Marel shareholders and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the offer to Marel shareholders will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

IMPORTANT ADDITIONAL INFORMATION

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration. In connection with the proposed offer, JBT is expected to file with the SEC a Registration Statement on Form S-4 which will contain a proxy statement/prospectus. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available) as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx.

PARTICIPANTS IN THE SOLICITATION

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders filed with the SEC on March 28, 2024 and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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